UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

As previously disclosed, on March 17, 2021, Luokung Technology Corp. (the “Company”) consummated its previously announced acquisition of eMapgo Technologies (Beijing) Co., Ltd (“EMG”). This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K amends the Report on Form 6-K originally filed by the Company on March 17, 2021 solely to clarify the number of ordinary shares received by EMG in connection with the transaction, which is 7,111,428 ordinary shares, equivalent to RMB127,028,593 with an issuing price of USD 2.00 per share after deducting 2,708,498 shares already issued in 2019 pursuant to the Share Purchase Agreement dated August 28, 2019 (the “SPA”)

Closing of Acquisition

On March 17, 2021, Luokung Technology Corp. (the “Company”) consummated its previously announced acquisition of eMapgo Technologies (Beijing) Co., Ltd., a leading provider of navigation and electronic map services in China (“EMG”). Pursuant to the SPA and the Supplemental Agreement dated February 24, 2021 (the “Supplemental Agreement”), the Company purchased 100% of the equity interest of EMG from EMG’s shareholders for consideration of (i) a cash amount of USD equivalent to RMB413,066,326 and (ii) 7,111,428 Ordinary Shares, a number of the Company’s Ordinary Shares equivalent to RMB127,028,593 with an issuing price of USD 2.00 per share after deducting 2,708,498 shares already issued in 2019 pursuant to the SPA. The Supplemental Agreement, as amended to reflect the clarification above in Section 1.3 therein, along with certain other corrective edits, is filed hereto as Exhibit 99.1. The terms of the transaction are described in detail in the Supplemental Agreement, which is furnished as Exhibit 99.1 hereto is hereby incorporated by reference in its entirety.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Supplemental Agreement, as amended, between the Company, EMG and certain EMG shareholders, dated February 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2021

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
Name: Xuesong Song
Title: Chief Executive Officer

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